February 12, 2013

Valerie J. Lithotomos
Senior Counsel
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Eaton Vance Municipal Income Term Trust
File Numbers 333-185340; 811-22777

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Municipal Income Term Trust (the “Trust”) is Pre-Effective Amendment No. 1 to the Trust’s initial registration statement on Form N-2 relating to the Trust’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on December 7, 2012 (the “Registration Statement”).

Pre-Effective Amendment No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Trust.  As indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1.  We are aware that the Commission staff (the “Staff”) prefers to establish a formal record of correspondence with registrants.  Accordingly, please find the Trust’s formal responses to your comments below.

Prospectus Summary

Portfolio Parameters

Comment 1:                      The prospectus states that interest on municipal obligations is, “in the opinion of the issuer’s counsel,” generally exempt from regular income tax.  Please file this opinion of counsel as an exhibit, and disclose whether there is any other reliance, for example, an IRS ruling or position, to this effect.

Response:                      Supplementally, the Trust notes that the opinion being referred to in this disclosure, are those of the bond issuer and not tax counsel to the Trust. In a municipal bond issuance, tax counsel to the governmental entity issuing the bonds will provide an opinion that the bonds being issued are municipal bonds which qualify for the special tax treatment.  Such information is disclosed in the offering documents provided in connection with the bond issuance.  Therefore, the Trust does not have access to those opinions directly.  However, the Trust will clarify that the opinion being referred to is bond issuer’s counsel in the prospectus disclosure.

Comment 2:                      The prospectus states that the Fund may invest in municipal obligations that are insured.  Please disclose whether the Fund only will purchase securities that have insurance, and if not, will the Fund procure such insurance policies.

Response:                      In response to the staff’s comment, the Fund has revised the disclosure as set forth below:

The Trust may purchase municipal obligations that are additionally secured by insurance, bank credit agreements or escrow accounts. The credit quality of companies which provide such credit enhancements will affect the value of those securities. Although the insurance feature reduces certain financial risks, the premiums for insurance and the higher market price paid for insured obligations may reduce the Trust’s income.  Only a portion (and possibly at times none) of the municipal obligations held by the Trust will have such credit enhancements (including insurance) and the Trust is not required to separately purchase credit enhancements such as insurance on those municipal obligations that do not have credit enhancements. The Trust may ~~use~~ purchase securities secured by, or obtain insurance from, any insurer, regardless of its rating. ~~A~~ An insured municipal security will be deemed to have the higher of the rating of its insurer or its  issuer. The insurance feature does not guarantee the market value of the insured obligations or the net asset value of the Common Shares.

Comment 3:                      In the strategy section for the Fund, please disclose the targeted or actual dollar weighted average portfolio maturity or duration of the Fund.  Also, please add “plus borrowings for investment purposes” after 80% of its net assets.

Response:                      Supplementally, the Trust notes that the Trust does not have a targeted or actual dollar weighted average portfolio maturity or duration.  The Trust will discuss maturity and duration risks in the “Risks” section of the prospectus. In response to the staff’s comment the Trust has the revised the disclosure as follows:

During normal market conditions, the Trust will invest at least 80% of its net assets, plus borrowings for investment purposes, in debt obligations issued by or on behalf of states, territories and possessions of the United States, including the District of Columbia, and their political subdivisions, agencies or instrumentalities, the interest on which is exempt from regular federal income tax (“municipal obligations”). For purposes of this 80% policy, municipal obligations will include the value of residual interest bonds whose interest is exempt from regular federal income tax.  Up to 30% of the Trust’s total managed assets may be invested in municipal obligations that pay interest that is taxable under the federal alternative minimum tax applicable to individuals (“AMT Bonds”).
Leverage

Comment 4:                      The Fund anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds.  Please describe, in plain English, how residual interest bonds create leverage.  Please consider using a chart or diagram which may be useful to investors.

Response:                      The Trust notes that the following risk factor “Residual interest bond risk,” appears in the initial Registration Statement which has been revised as follows in Pre-Effective Amendment No. 1.  The Trust believes this disclosure describes the creation of leverage from residual interest bonds:

Residual interest bond risk

Residual interest bonds create investment leverage in the Trust because they provide two or more dollars of exposure to municipal bonds for each dollar the Trust invests in them.  As a result, the value of residual interest bonds may increase or decrease at a rate that is a multiple of the rate by which the value of the underlying municipal bonds underlying the residual interest bonds increase or decrease. The market values of residual interest bonds will generally be more volatile than the market values of fixed rate tax-exempt securities. To seek to limit the volatility of these securities, the Trust may purchase residual interest bonds with shorter-term maturities or that contain limitations on the extent to which the interest rate may vary. The Trust may also use derivatives to offset the volatility of residual interest bonds.

Residual interest bonds pay interest at rates that vary inversely with changes in prevailing short-term interest rates and provide the economic effect of leverage. Because the residual interest bond is an inverse floating rate security and only pays a residual income, compared to fixed rate municipal bonds, the value of residual interest bonds will fluctuate to a greater extent in response to changes in prevailing long-term interest rates.  These securities tend to underperform the market for fixed rate bonds in a rising long-term interest rate environment, but tend to outperform the market for fixed rate bonds when long-term interest rates decline. Moreover, the income earned on such bonds will fluctuate in response to changes in prevailing short-term interest rates. In the extreme, increases in short-term interest rates may eliminate the interest paid to the Trust by residual interest bond investments.

The SPV underlying a residual interest bond may be terminated by the sponsoring broker-dealer upon the occurrence of certain termination events, such as a downgrade in the credit quality of the underlying SPV Bond, bankruptcy of or payment failure by the issuer of the SPV Bond, the broker-dealer’s inability to remarket Floating-Rate Notes that have been tendered due to insufficient buyers in the market or the SPV’s failure to obtain renewal of the liquidity support agreement provided for the Floating-Rate Notes.

The Trust may enter into shortfall and forbearance agreements with an SPV’s sponsoring broker-dealer by which the Trust agrees to reimburse the broker-dealer, in certain circumstances, for the difference between the liquidation value of the SPV Bond and the liquidation value of the Floating-Rate Notes, as well as shortfalls in interest cash flows.  The SPV termination provisions and shortfall and forbearance agreements expose the Trust to risk of loss in SPV Bonds that may exceed its associated residual interest bond investments, and to the risk that it may be required to sell Trust assets to fulfill its obligations under the terms of the SPV with little or no advance notice, and that such sales may take place at inopportune times and/or unattractive prices.

Any economic effect of leverage through the Trust’s purchase of residual interest bonds will create an opportunity for increased net income and returns, but will also create the possibility that the Trust’s long-term returns will be diminished if the cost of leverage exceeds the return on the residual interest bonds purchased with leverage by the Trust.

The amount of fees paid to Eaton Vance for investment advisory services will be higher if the Trust uses financial leverage because the fees will be calculated based on the Trust’s total managed assets.  Total managed assets include assets financed through the creation of SPVs, the issuance of preferred equity, borrowings and other forms of financial leverage, which may create a conflict of interest between Eaton Vance and the Common Shareholders.

Comment 5:                      The Fund may buy residual interest in the assets and cash flows of a special-purpose vehicle (“SPV”), which also issues and sells notes paying floating rates of interest to third parties.  Please supplementally inform the staff whether the SPVs are affiliated with the Adviser or the Fund.

Response:                      Supplementally, the Trust notes that the SPV associated with the residual interest bonds in which the Trust invests will not be affiliated with the Trust or the Adviser.  The Trust sells a municipal bond it holds to a broker-dealer for cash.  The broker-dealer will then set up a SPV, the assets of which consist of a bond that is identical to that sold to the broker-dealer by the Trust.  The Trust buys a residual interest in the assets and cash flows of this SPV set up by the broker-dealer.  Neither the broker-dealer nor the SPV will be affiliated with the Trust or the Adviser.

Comment 6:                      The prospectus states that for investments in residual interest bonds, the Fund’s “total managed assets” includes the gross assets of the associated SPVs.  Please disclose, in plain English, how this would affect the shareholder’s fees which are based on the total managed assets.  Also, disclose how the amount of leverage from residual interest bonds is calculated for purposes of the section 15 contract.

Response:                      In Pre-Effective Amendment No. 1, the Trust has added the following under “Management of the Trust—The Adviser”:

In return for these investment advisory services, facilities and payments, the Trust has agreed to pay the Adviser as compensation under the Advisory Agreement a fee in the amount of [  ]% of the Trust’s average daily total managed assets. For purposes of this calculation, “total managed assets” of the Trust shall mean total assets of the Trust, including any form of leverage, minus all liabilities incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities or through the purchase of residual interest bonds), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objective and policies, and/or (iv) any other means; all as determined in accordance with generally accepted accounting principles. Accordingly, assuming that the Trust issues [  ] Common Shares and employs leverage up to the maximum of 45% of total managed assets, the effective advisory fee borne by Common Shareholders would be [ ]%.  In approving the Advisory Agreement, the Board considered that the fee payable to the Adviser is determined based on the total managed assets of the Trust, including assets acquired through the use of leverage and, therefore, that the fees payable to the Adviser will increase with the use of leverage.  Under generally accepted accounting principles, residual interest bonds created from bonds sold by the Trust to the SPV are reflected on the Trust's books as a financing arrangement regarding the bonds sold to the broker that creates an SPV.  Under this accounting, the full value of the municipal bonds remains on the Trust's books as an asset.  The Trust’s books also show the Trust as issuing the full value of the floaters attributable to the bond and incurring a related debt in this amount.  Accordingly, the amount of indebtedness leverage in the transaction for financial accounting purposes is the amount of the value of the floaters.

Comment 7:                      Given that financial leveraging may be in the form of investments in residual interest bonds and other instruments, please disclose that the Trust will comply with all applicable asset coverage restrictions and that the Trust will segregate assets equal to the amounts required by the Investment Company Act of 1940 (“1940 Act”).   Also, if there are no limits, other than the provisions of the 1940 Act, to the Trust’s use of leverage, please disclose this and any attendant risks.

Response:                      The Trust notes that the risks of leverage associated with residual interest bonds and other instruments are described under “Leverage risk” in both the Prospectus Summary and the Prospectus.

In Pre-Effective Amendment No. 1, the Trust has added the following under “Leverage” and “Leverage risk”:

The Trust will comply with the asset segregation requirements of the 1940 Act.

In addition, the Trust confirms that it will comply with applicable asset coverage restrictions under the 1940 Act.  In this regard, the Trust notes that, with most investments in residual interest bonds, it only has an exposure equal to the value of the inverse floaters purchased as an investment.  Although in the case of "self deposited" residual interest bonds, the overall arrangement is required under GAAP for financial accounting purposes to be reflected on the Trust’s books as a financing arrangement in which the Trust holds the underlying bonds on its books and are the issuers of the floating rate interests, in practical and legal effect these investments create only economic leverage but no actual indebtedness or equivalent obligation of the Trust.  Most importantly, floating rate holders have absolutely no recourse to the Trust and the Trust has no financial obligations beyond the amount of its investments in the inverse floaters to these holders.  However, as noted below in the response to Comment 8, the Trust will segregate or earmark liquid assets at its custodian equal to the value of economic leverage created by residual interest bonds.

In certain circumstances, the Trust may enter into a separate shortfall and forbearance agreement with the liquidity provider to the holders of floating rate interests.  Typically, under the terms of such an agreement, the liquidity provider (but not the floating rate holders) would have the ability to call upon the Trust to make payments in excess of the value of the inverse floaters under certain circumstances where the value of the municipal bonds held in the tender option bond trust declines.  These agreements are essentially a form of cash settled swap agreement related to but separate from the investments in the residual interest bonds.  Consistent with the guidance of the Commission and its Staff established in 1940 Act Release 10666, when the Trust enters into such agreements with a liquidity provider, it will segregate or earmark liquid assets at its custodian equal to any payment obligations that it may have under such agreements on a mark-to-market basis.

Comment 8:                      The prospectus states that the Fund may also purchase residential interest bonds in secondary market transactions without owning the underlying bond and “such transactions are not required to be treated as secured borrowings.”  Please disclose the meaning of this phrase and how it complies with the asset segregation requirements of the 1940 Act.

Response:                      Supplementally, the Trust notes that it will segregate or earmark liquid assets at its custodian equal to the value of economic leverage created by residual interest bonds, whether initiated by the Trust or purchased on the secondary market.  The Trust notes the statement that, “such transactions are not required to be treated as secured borrowings,” is meant to clarify that residual interest bonds do not constitute borrowings for purposes of the Fund’s restrictions on borrowings.

In Pre-Effective Amendment No. 1, the Trust has revised the disclosure as follows under “Residual interest bonds”:

~~The Trust may also purchase residual interest bonds in secondary market transactions without first owning the underlying bond. Such transactions are not required to be treated as secured borrowings.~~ The Trust will segregate or earmark liquid assets at its custodian equal to the value of economic leverage created by residual interest bonds, whether initiated by the Trust or purchased on the secondary market.

Comment 9:                      The prospectus states that the Fund will “initially” invest in residual interest bonds although it “has no current intention to do so.”  Please reconcile these two statements.  Specifically, please disclose whether the Fund expects to do so in the near future.

Response: The Trust notes that the disclosure states that Trust will initially obtain investment leverage through the use of residual interest bonds.  In addition, the Trust retains the flexibility to obtain investment leverage through the use of preferred shares, borrowings or the issuance of debt.  However, the Trust has no current intention to use investment leverage through the use of preferred shares, borrowings or a debt issuance.  This disclosure gives the Trust the future flexibility if market conditions arise to use such other forms of leverage.  The Trust’s disclosure states its current intention to use leverage in the form of residual interest bonds and the Fee Table reflects the anticipated costs of leverage in the form of residual interest bonds.

Accordingly, the Trust directs the staff attention to the disclosure set forth below that was included in the Initial Registration Statement.

The Trust anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds.  The Trust does not currently intend to utilize leverage in excess of 45% of its total managed assets.  Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term interest rates and provide the economic effect of leverage. Although the Trust has no current intention to do so, the Trust is authorized also to utilize leverage through the issuance of preferred shares and/or borrowings, including the issuance of debt securities. The Trust may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”).

Derivatives Risk

Comment 10:                                The Fund may invest without limitation in derivative instruments.   Please be more specific in the disclosure regarding derivatives, including but not limited to, any percentage limitation on the use of derivatives.  Also, please disclose the types of derivatives the Fund expects to use and how the Fund expects to use them.  See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management,  to Investment Company Institute, to Kerrie McMillan, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).

Response:                      The Trust may invest without limitation in various derivative instruments.  Supplementally, the Trust retains broad flexibility to invest in a wide variety of derivative instruments opportunistically.  The specific derivative instruments the Trust intends to invest in on a regular, periodic or from time-to-time basis are set forth in the prospectus.  Risk disclosure related to derivative instruments generally and the specific derivative instruments disclosed in the prospectus have also been detailed.  Furthermore, the Trust notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Trust notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Trust’s investments.  The disclosure in this regard has been tailored to the Trust, and it outlines the strategies for which derivatives will be used to help the Trust achieve its objective and the expected impact of the investment in these derivatives on performance.  In determining the appropriate level of disclosure, the Trust considered the degree of economic exposure the derivatives create in addition to the use of such derivatives in its investment strategy.  The disclosure describes with particularity the anticipated use of certain derivative instruments.

Anti-takeover Provisions

Comment 11:                                In the section titled “Anti-takeover provisions,” please briefly disclose the anti-takeover provisions that may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees.

Response:                      In response to the staff’s comment, the following disclosure has been added.  Note also that the disclosure cross-references a more detailed discussion of anti-takeover provisions:

Anti-Takeover Provisions

The Trust’s Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other persons or entities to acquire control of the Trust or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Trust, which attempts could have the effect of increasing the expenses of the Trust and interfering with the normal operation of the Trust. See “Description of capital structure — Anti-Takeover Provisions in the Declaration of Trust.”

Summary of Fund Expenses

Comment 12:                                Please disclose whether the Fund anticipates any preferred or debt offerings in the next twelve months, and if so, the cost of these need to be reflected in the fee tables.

Response:                      Supplementally, as noted in response to comment 9, the Trust has no current intention (that is within the next 12 months) to issue preferred shares or debt securities.  Therefore no additional disclosure has been added to the fee table.

Comment 13:                                The prospectus states that the Fund’s investments in derivatives will be counted towards the satisfaction of the Fund’s 80% policy. Please disclose in the summary that the advisory fee is based on managed assets, and whether the notional value of derivative contracts is included in the fee calculation. Please disclose how derivatives will be valued for purposes of the 80% test, specifically, whether it will be notional value or market to market.

Response:                      With respect to the Trust’s 80% test, to the extent derivative instruments are used, the market value of such instruments will be included in determining compliance with the 80% test.  We note that, as disclosed in the Prospectus, residual interest bonds, which are considered to be derivatives, are included for purposes of the 80% test.  With respect to the advisory fee, please see the Trust’s response to Comment 14 below.

Comment 14:                                Please explain how you intend to value derivatives for purposes of the investment advisory contract and whether it is consistent with the requirements of section 15 of the 1940 Act.

Response: The Trust does not intend to include the notional value of derivatives for purposes of the investment advisory contract, but intends to include market value of the derivative as determined in accordance with the Trust's valuation procedures as adopted by the Board of Trustees.  Supplementally, Eaton Vance believes the method for valuing derivatives for purposes of the calculation methodology of its management fee describes its compensation in accordance with Section 15 of the 1940 Act.

Comment 15: The fee table shows “Interest Expenses” as a sub caption of “Other expenses.”  Please revise the fee table to reflect that caption as a line item above “Other expenses.”

Response:                      In response to the staff’s comment, the requested change has been made.

Comment 16:                                Footnote 5 states that the investment advisory fee is a percentage of the Fund’s average daily total managed assets up to a certain amount.  Please clarify in footnote 5 how the management fee is based on managed assets, and how this converts to net assets for the fee table, based on the assumed (estimated) amount of leverage.  In addition, revise the footnotes so that managed assets also include the notional value of long forward foreign currency contracts and other derivative positions.

Response:                      Supplementally, the Trust notes that the fee paid to the adviser will be based on the average daily total managed assets of the Trust.  The Trust anticipates initially incurring leverage by investing in residual interest bonds. The fee table assumes in the calculation of the investment advisory fee that the Trust incurs the maximum allowable leverage of 45% of total managed assets. Because the fee table is required to be based on net assets and the investment advisory fee paid by the Trust is based on total managed assets, including leverage, the investment advisory fee rate effectively borne by Common Shareholders is higher than the contractual investment advisory fee rate. Accordingly, footnote 5 has been revised as follows:

The Trust has agreed to pay the Adviser as compensation under the Advisory Agreement a fee in the amount of [  ]% of the Trust’s average daily total managed assets. For purposes of this calculation, “total managed assets” of the Trust shall mean total assets of the Trust, including any form of leverage, minus all liabilities incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities or through the purchase of residual interest bonds), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objective and policies, and/or (iv) any other means; all as determined in accordance with generally accepted accounting principles.  The Trust anticipates initially incurring economic leverage by investing in residual interest bonds. The fee table assumes in the calculation of the investment advisory fee that the Trust incurs the maximum allowable leverage of 45% of total managed assets. Because the fee table is required to be based on net assets and the investment advisory fee paid by the Trust is based on total managed assets, including assets acquired through leverage, the investment advisory fee rate is effectively borne only by Common Shareholders and therefore is effectively higher than the contractual investment advisory fee rate.

Comment 17:                                Please change the line item titled “Investment Advisory Fee” to “Management Fee.”  See N-2, Item 3.

Response:                      In response to the staff’s comment, the requested change has been made.

Comment 18:                                Footnote 4 includes a table that assumes there is no leveraging.  Please disclose whether “total managed assets” includes the traditional means of borrowing, such as issuing debt securities or a line of credit, or whether it includes only derivative leveraging.

Response:                      Supplementally, the Trust notes that the definition of total managed assets does include “traditional” forms of leverage including the issuance of preferred shares and debt as well as borrowings.  In response to the staff’s comment, the Trust has clarified in the fee table that the calculation of total managed assets includes these forms of traditional leverage. Please see response to comment 17.  In addition, the Trust notes it has no current intention to leverage through the issuance of preferred shares or debt or borrowings.

Primary Investment Policies

Comment 19:                                The prospectus states that the Fund may sell a security when the Adviser believes it no longer represents attractive relative value or as cash needs dictate.  Please indicate how the investment adviser will determine which securities to buy and sell on a daily basis.

Response:                      In response to the staff’s comment, the following disclosure has been added:

The Adviser will determine which securities to buy and sell on a daily basis based on a research, portfolio management and trading process that seeks to make relative value decisions among individual securities depending on their maturity, coupon, call protection, sector, credit quality and tax status.

Distributions

Comment 20:                                The Fund intends to make monthly distributions of net investment income.  Please disclose more fully how the managed distribution policy is implemented.  Specifically, explain briefly the effects of the regular monthly distributions including return of capital distributions.

Response:                      Supplementally, the Trust notes that it will not implement a managed distribution plan.  Therefore, the Trust intends to distribute on a monthly basis net investment income to shareholders.  In addition, the Trust will on an annual basis make a distribution of net short-term capital gain and any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) to investors.  Such practices are consistent with the ordinary income and gain distribution practices of closed-end funds that do not operate pursuant to a managed distribution plan.  The Trust has no current intention to make regular distributions that consist of a return of capital, however, there is no guarantee that any distribution made may not have a component that is required at the time to be classified as a return of capital.  Accordingly, it is expected that the amount of each monthly distribution is likely to vary over time.

Anti-Takeover Provisions in the Declaration of Trust

Comment 21:                                The prospectus states that the declaration of trust includes certain anti-takeover provisions.  Please disclose that the Fund will not opt in to the control share acquisition provisions of the state statute given that the staff has taken the position that anti-takeover provisions are inconsistent with section 18(i) of the 1940 Act.  See Boulder Total Return Fund, Inc. no action letter (November 15, 2010).

Response:                      Supplementally, the Trust confirms that its declaration of trust does not contain provisions related to control shares.  Such provisions are applicable typically only to investment companies organized as Maryland corporations.  The Trust is a Massachusetts business trust and in this regard the provisions related to anti-takeover measures (including a staggered board election process) are standard provisions that have been included in other Eaton Vance closed-end funds organized as Massachusetts business trust for many years.

Statement of Additional Information

Event-Linked Exposure

Comment 22:                                The Fund may invest in event-linked or “catastrophe bonds.”  Please disclose how much the Fund anticipates investing in such bonds.  Also, please briefly expand the disclosure regarding how the exposure may also be subject to liquidity risk.

Response:                      Supplementally, the Trust notes that it has no current intention to invest in event-linked bonds, but reserves the flexibility to do so.  Any such investment in event-linked bonds would be insignificant. In response to the staff’s comment, the following disclosure has been added:

Event-Linked Exposure

The Trust may obtain event-linked exposure by investing in “event-linked bonds” or “event-linked swaps” or by implementing “event-linked strategies.” Event-linked exposure results in gains or losses that typically are contingent, or formulaically related to defined trigger events. Examples of trigger events include hurricanes, earthquakes, weather-related phenomena, or statistics relating to such events. Some event-linked bonds are commonly referred to as “catastrophe bonds.” If a trigger event occurs, the Trust may lose a portion or its entire principal invested in the bond or notional amount on a swap. Event-linked exposure often provides for an extension of maturity to process and audit loss claims where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. Event-linked exposure may also expose the Trust to certain unanticipated risks, including credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences. There is limited trading history for event-linked securities. Event-linked exposures may also be subject to liquidity risk, which is the risk that is the risk that the event-linked securities held by the Trust may be difficult or impossible to sell at the time that the Trust would like or at the price that the Trust believes the security is currently worth.

Federal Income Tax Matters

Comment 23:                                The SAI states that distributions that exceed the Fund’s net investment income and net capital will be treated as a “tax-free” return of capital.  Please disclose that this is, in fact, a tax deferral.  In this regard, please disclose that as a shareholder’s basis in the securities is lowered, it may subject a shareholder to taxes upon the sale of securities, even if the securities are sold at a price lower than the initial purchase price.

Response:                      In response to the staff’s comment, the disclosure has been replaced in its entirety with the following:

If the Trust makes a distribution to a shareholder in excess of the Trust’s current and accumulated earnings and profits in any taxable year, the excess distribution will be treated as a return of capital to the extent of such shareholder‘s tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.

Investment Restrictions

Comment 24:                                The SAI states after paragraph (8) of the “Investment Restrictions” that the Fund has no intention to borrow for investment purposes.  The prospectus, however, states that the Fund will leverage almost immediately.  Please revise and reconcile.

Response:                      In response to the staff’s comment, the disclosure has been removed.

Trustees and Officers

Comment 25:                                The table containing independent trustee information contains a heading stating “Other Trusteeships Held.”  Please include the trusteeships held during the past 5 years.

Response:                      In response to the staff’s comment, the table has been revised to clarify that the disclosure related to other “directorships” held by the trustee in the past five years.

General Comments

Comment 26:                                We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:                      The Trust understands this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

Comment 27:                                Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:                      The Trust has not submitted an exemptive application or no-action request in connection with its Registration Statement and has no current intention to do so.

Comment 28:                                We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:                      The Trust acknowledges this comment and has taken steps to ensure the accuracy and adequacy of the disclosures that have been made.

Declaration of Effectiveness

In connection with the Trust’s and the underwriter’s request for acceleration of effectiveness of the Registration Statement that will be included in Pre-Effective Amendment No. 2, the Trust will acknowledge in such request that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Trust is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

*  *  *  *  *

We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Enclosures

cc:           Frederick S. Marius
Eaton Vance Management
Stephanie Rosander
Eaton Vance Management
Mark P. Goshko
K&L Gates LLP